BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SILICON VALLEY TOKYO WASHINGTON, D.C.

July 25, 2008 VIA EDGAR AND BY FACSIMILE Peggy Kim Attorney-Advisor Office of Mergers & Acquisitions		OUR FILE NUMBER 735,400-007 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Napster, Inc.
Preliminary Schedule 14A
Filed on July 17, 2008
File No. 000-32373

Dear Ms. Kim:

On behalf of Napster, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 24, 2008 (the “Comment Letter”), regarding the Company’s above-referenced preliminary proxy statement filed on July 17, 2008, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Preliminary Proxy Statement”). For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.

Preliminary Proxy Statement

How will broker non-votes be treated, page 5

1.	Please revise to clarify the treatment of broker non-votes with respect to the election of directors if proxies are not solicited by the stockholder proponents.

Response: The Company has revised the question titled “How will broker non-votes be treated” under “Questions and Answers” on page 5 of the amendment to its Preliminary Proxy Statement filed concurrently with this letter to clarify the treatment of broker non-votes with respect to the election of directors if proxies are not solicited by the stockholder proponents.

Peggy Kim - July 25, 2008 - Page 2

How will Napster solicit proxies for the Annual Meeting . . . page 6

2.	We note that you and Laurel Hill may employ various methods to solicit proxies, including by telephone, by mail and through facsimile. Be advised that all written soliciting materials used in soliciting proxies over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: On behalf of the Company, we hereby confirm the Company’s understanding under Rule 14a-6(b) and (c) that all written soliciting materials used in soliciting proxies over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use.

Potential Payments Upon Termination or Change in Control, page 33

3.	Please revise to disclose the total amounts payable to the named officers upon termination or a change in control. Refer to Item 402(j) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure.

Response: In the amendment to its Preliminary Proxy Statement filed concurrently with this letter, the Company has revised the tables included under “Potential Payments Upon Termination or Change in Control” beginning on page 33 to disclose the total amounts payable to the named officers upon termination or a change in control.

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In addition, as requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of the amendment to the Company’s Preliminary Proxy Statement that is marked to show cumulative changes from the version that was originally filed on July 17, 2008.

Peggy Kim - July 25, 2008 - Page 3

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner

Andor D. Terner

of O’MELVENY & MYERS LLP

cc:	Michael F. Johnson

Securities and Exchange Commission

Aileen Atkins, Senior Vice President, General Counsel and Secretary

Napster, Inc.

David Krinsky, Esq.

O’Melveny & Myers LLP